GWN Securities, Inc.

(a majority owned subsidiary of World Investment Network, Inc.)
Financial Statement
December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66185

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GWN Securities, Inc**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11440 North Jog Road

(No. and Street)

Palm Beach Gardens	**FL**	**33418**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Barry R. Rittman	**561-472-2048**	barry2@moneyconcepts.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkowitz Pollack Brant Advisors & CPAs, LLP

(Name – if individual, state last, first, and middle name)

200 S Biscayne Blvd., 7th & 8th Floor Miami	FL	33131
(Address) (City)	(State)	(Zip Code)
10/22/2003	**52**	
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denis walsh _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GWN Securities, Inc _____, as of 12/31 _____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To World Investment Network, Inc. (as majority stockholder) and its related Board of Directors
 and the Board of Directors of GWN Securities, Inc.
Palm Beach Gardens, Florida

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GWN Securities, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berkowitz Pollack Brant

We have served as the Company's auditor since 2024.
Miami, Florida
March 31, 2025

GWN SECURITIES, INC.

(A Majority Owned Subsidiary of World Investment Network, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	6,398,445
Commissions receivable		13,580,304
Due from clearing broker (including a restricted deposit of $100,000)		131,591
Prepaid expenses and other assets		131,084
Deferred tax assets		167,550
Total assets	$	20,408,974

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable to contracted representatives	$	11,069,972
Accounts payable and accrued expenses		952,921
Income taxes payable to the Parent		679,858
Total liabilities		12,702,751

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	636,273
Retained earnings	7,069,949
Total stockholders' equity	7,706,223
Total liabilities and stockholders' equity	$ 20,408,974

The accompanying notes are an integral part of this financial statement.

1.   **Nature of Operations**

GWN Securities, Inc. (the "Company") is an introducing broker dealer and member of Financial Industry Regulatory Authority ("FINRA") and is a registered investment advisor registered with the Securities and Exchange Commission (the "SEC"). The Company is a majority owned subsidiary of World Investment Network, Inc. (the "Parent"). The Company is minority owned by an individual who is also an officer of the Company.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii). The Company is also relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of the Financial Statement
The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations such as the SEC and FINRA, among others. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Dividend and Interest Income
Dividend income is recognized on the accrual basis, as determined by the ex-dividend date. Interest income is recognized on the accrual basis.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss relating to these deposits. At December 31, 2024, the Company did not hold any cash equivalents.

2.   Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue Types

Revenues from contracts with customers include commissions ("commission revenue") and fees earned from providing different types of investment advisory services, which include managed account services and financial consulting services ("advisory revenue").

Commission Revenue:

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The commissions are received upon settlement date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

The Company also enters into arrangements with mutual fund and insurance companies (the "Funds") to distribute investments to customers. The Company may receive 12b-1 fees from the Funds based upon the value of assets that the Company placed in the Funds. Uncertainty is dependent on the value of the assets at future points in time as well as the length of time the investor remains in the Funds, both of which are highly susceptible to factors outside of the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the funds and the investor activities are known and accordingly revenue is recognized, which is usually monthly or quarterly.

2.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

Advisory Revenue
The Company offers various investment advisory services to its customers that fall into one of the following categories: (1) Managed Account Services and (2) Financial Consulting Services.

Managed Account Services: Fees for managed account services are charged to the customer generally in arrears and are determined based on a percentage of investment assets under management. The performance obligations for such services are satisfied and recognized over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Financial Consulting Services: Fees for financial planning services are negotiated on a customer-by-customer basis, which is dependent on the type of financial consulting program selected by the customer. Fees for such services can either be fixed or based on an hourly rate. A partial deposit is generally charged and collected up front on these contracts. For those services agreed to on a hourly basis, an original overall estimate is determined by the advisor at the onset of the contract and a portion of the estimate is invoiced up front to the customer, with final invoicing occurring at the end of the contract. The performance obligations for such services are satisfied and recognized over time because the customer is receiving and consuming the benefits as they are provided by the Company.

At December 31, 2024 and 2023, the Company did not have material contract assets or liabilities on unsatisfied performance obligations on customer contracts.

Contracted Representatives
As part of its business model, the Company contracts with representatives ("Financial Advisors" or "FAs") that assist customers in the investment selection (including investment purchases and sales) and management of their investment portfolios. Financial Advisors assist the Company in generating substantially all of its revenues. FAs have agreements with the Company that allow for them to earn either a commission and/or a fee (collectively, referred to as "commissions") that are generally based on a percentage of the total commission and advisory revenue earned by the Company from customers the FAs manage. Commission expenses incurred from FAs represent the single largest expense category for the Company. Commissions payable to FAs as of year-end also represent the largest liability recognized in the accompanying statement of financial condition. Commissions earned by FAs are recognized as expenses in the period they are incurred. Commissions are paid once the Company collects the revenue earned from customers for the services provided by the FAs. Amounts payable to FAs are noninterest bearing and generally payable on a bi-monthly basis.

2. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, or interest in open- end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 - Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing service for identical or comparable assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

At December 31, 2024, the Company held securities (excluding one restricted deposit in the amount of $100,000) with a clearing broker that are measured at fair value on a recurring basis with a fair market value of approximately $4,000, which are measured primarily using Level 1 inputs from the fair value hierarchy. The Company also holds a restricted deposit in the amount of $100,000 with the clearing broker and is included in due from clearing broker in the accompanying statement of financial condition. This restricted deposit is maintained with the clearing broker pursuant to an agreement. The $4,000 of securities are included as a component of prepaid and other assets in the accompanying statement of financial condition. Unrealized gains on securities were immaterial to the financial statement as of December 31, 2024.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company's Parent files consolidated federal and state income tax returns that includes the financial information of the Company. Accordingly, the Company calculates income tax provision or benefit and settles the current amount payable to or receivable from the Parent as if it files a separate tax return. The minority shareholder is not liable for any income taxes generated by the Company nor benefits from any tax benefits generated by the Company on the Parent's income tax returns.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes enactment date.

The Company recognizes a tax benefit associated with an uncertain tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely- than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized in the period in which they are identified. The effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits (as applicable).

Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

2. Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses (continued)

The Company has not provided an allowance for credit losses at December 31, 2024 and 2023.

Segment Reporting

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07 - Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures, which introduces improvements to the information that a broker dealer discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments.

The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the provisions of this ASU for the year ended December 31, 2024. The following describes the impact of the adoption of this ASU in the accompanying financial statement:

In identification of operating segments, an operating segment is a component of a broker dealer that has all the following characteristics: (1) It engages in business activities from which it may recognize revenues and incur expenses, (2) Its operating results are regularly reviewed by the entity's Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and (3) Its discrete financial information is available.

The Company has one reportable segment: Brokerage, which generates revenue from customers by charging fees, commissions, and advisory income for the services it provides to its customers. Such revenue streams are further described earlier in this footnote disclosure under the Revenue Recognition caption. In connection with this, the Company has identified the Managing Director as the CODM, who uses net income to evaluate the results of the business and how to allocate resources based on net income in managing the operations of the Company. Additionally, the CODM may also use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy to meet the Company's regulatory requirements, such as whether to reinvest profits or declare dividends to the Parent.

The measurement of segment assets and liabilities are reported in the accompanying statement of financial condition as total assets and total liabilities. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

3. Transactions with Related Parties

The Company has expense sharing agreements with its Parent and certain of its affiliates (all are affiliated through common ownership). The terms of such agreements call for the Company to be allocated and charged expenses related to the use of office space, equipment and for services it receives on a monthly basis. The Company may also charge its affiliates in the event its employees provide services to such affiliates and/or for other overhead charges shared with such affiliates. In such cases, the respective expense category is reduced for any amounts charged to affiliates. There are no commitments under these agreements and may be canceled at any time. Such expenses that are charged to the Company or conversely charged by the Company are noninterest bearing and payable on demand.

All expenses incurred by the Company during the year were paid in full as of December 31, 2024. All expenses charged by the Company to affiliates during the year were collected in full as of December 31, 2024.

4. Defined Contribution Plan

The Company sponsors a defined contribution plan (401(k) plan) (the "Plan"), which covers qualified employees, as defined in the Plan document. Employer matching contributions that are made by the Company are made at the sole discretion of the Company's board of directors. No employer matching contributions were payable to the Plan as of December 31, 2024.

5. Income Taxes

As of December 31, 2024, the Company's deferred tax assets were comprised of book to tax differences primarily resulting from accrued liabilities.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal and state income tax audits for all tax periods ending after 2020. There are no examinations presently pending of the Parent's income tax returns. The Company's policy is to recognize interest and penalties related to income tax matters as a component of the income tax provision.

6.   Commitments and Contingencies

The Company, in the normal course of business, is party to various legal actions and claims. Management believes that the potential exposure, if any, from these matters would not have a material adverse effect on the Company's financial position.

The Company has no material commitments as of December 31, 2024.

7.   Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing brokers extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

As of the date this financial statement was issued, the Company has collected substantially all commissions receivable and amounts owed by the clearing broker (exclusive of the restricted deposit) that were outstanding as of December 31, 2024.

8.   Concentrations

A portion of the Company's assets are held with a clearing broker. Commissions receivable were owed by various financial institutions as of year-end. The Company is subject to credit risk should the clearing broker and/or these financial institutions be unable to fulfill their obligations. The Company seeks to control the risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

8.   Concentrations (continued)

Subsequent to year end, the Company initiated a process to transition to a new clearing broker. Management expects for this transition to be completed by or before the Summer of 2025.

9.   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $7,324,339, which was $6,470,822 in excess of its required net capital of $853,517. The Company's net capital ratio was 1.75:1 as of December 31, 2024.

10.   Subsequent Events

The Company has evaluated subsequent events through March 31, 2025, the date this financial statement was issued and determined that no additional financial statement recognition or disclosure is necessary.